SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                                (Amendment No. )

                            Medical Technology Systems, Inc
                -------------------------------------------------
                                (Name of Issuer)

                           $.01 par value Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   5846 2R 505
                                 --------------
                                 (CUSIP Number)

                            Todd E. Siegel, President
               12920 Automobile Boulevard, Clearwater, Florida  34622
               ------------------------------------------------------
              (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 December 26, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



If the filing person has reviously filed a statement on Schedule 13G to report the qcquisition whihc is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-a(f) or 13d-1(g),
check the following box:   [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of teh schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.  5846 2R 505                                    Page 2 of 7

- -------------------------------------------------------------------
      1   NAME OF REPORTING PERSON

                                  Todd E. Siegel

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
- -------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                             (b) [ ]
- -------------------------------------------------------------------
      3   SEC USE ONLY

- -------------------------------------------------------------------
      4   SOURCE OF FUNDS

- -------------------------------------------------------------------
      5   CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
	  PURSUANT TO ITEMS 2(D) OR 2(E)

- -------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
- -------------------------------------------------------------------
                             7    SOLE VOTING POWER
        NUMBER OF
          SHARES                  191,908
       BENEFICIALLY          ----------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH
        REPORTING                 1,757,225
          PERSON             ----------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                 191,908
                             ----------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                  1,757,225

- -------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,949,133

- -------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                   [ ]
- -------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              43.6%
- -------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No.  5846 2R 505                                    Page 3 of 7
- -------------------------------------------------------------------
      1   NAME OF REPORTING PERSON

                    Siegel Family QTIP Trust

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
- -------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                             (b) [ ]

- -------------------------------------------------------------------
      3   SEC USE ONLY

- -------------------------------------------------------------------
      4   SOURCE OF FUNDS

- -------------------------------------------------------------------
      5   CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
	  PURSUANT TO ITEMS 2(D) OR 2(E)

- -------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida
- -------------------------------------------------------------------
                             7    SOLE VOTING POWER
        NUMBER OF
          SHARES                  -0-
       BENEFICIALLY          ----------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH
        REPORTING                 1,756,125
          PERSON             ----------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                 -0-
                             ----------------------------------------
                             10    SHARED DISPOSITIVE POWER


                                  1,756,125
- -------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,756,125
- -------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                   [ ]
- -------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              40.3%
- -------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 5846 2R 505				 Page 4 of 7
- -------------------------------------------------------------------
      1  NAME OF REPORTING PERSON

                 Jade Partnership

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

- -------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                             (b) [ ]
- -------------------------------------------------------------------
      3  SEC USE ONLY

- -------------------------------------------------------------------
      4   SOURCE OF FUNDS

- -------------------------------------------------------------------
      5   CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
	  PURSUANT TO ITEMS 2(D) OR 2(E)

- -------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida
- -------------------------------------------------------------------
                             7    SOLE VOTING POWER
        NUMBER OF
          SHARES                  -0-
       BENEFICIALLY          ----------------------------------------
         OWNED BY            8    SHARED VOTING POWER
           EACH
        REPORTING                 1,756,125
          PERSON             ----------------------------------------
           WITH              9    SOLE DISPOSITIVE POWER

                                  -0-
                             ----------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                  1,756,125

- -------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,756,125
- -------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                   [ ]
- -------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              40.3%
- -------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                   PN
- -------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 5846 2R 505                        Page 5 of 7

This Amendment No. 2 to Schedule 13D (the Amendment) is being filed on behalf of Todd E. Siegel (Siegel), Siegel Family QTIP Trust (QTIP), and
Jade Partnership (Jade) (Siegel, QTIP and Jade may be referred to as Reporting Person(s)) to amend the Schedule 13D (the Schedule 13D) which was originally filed on January 1,1997, and amended on May 3, 2002, relating to the common stock, $01. par value (the Common Stock) of Medical
Technology Systems, Inc., a Delaware corporation (the Issuer) which has been adjusted for a 1 for 2.5 share reverse stock split. All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D, and any prior amendment. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Siegel acquired his shares of Common Stock of the Issuer as follows:
(i)	10,000 shares prior to becoming a reporting person, of which 2,500 have been given as gifts;
(ii)	64,308 shares pursuant to his employment agreement,
        dated September 1, 1994;
(iii)	3,500 shares purchased using personal funds on the open market on
        November 20, 2001 for $2.55 per share.
(iv)	1,1000 shares purchased for the reporting person's son using personal funds on the open market on November 20, 2001 for $2.55 per share.
(v)	1,756,125 shares held by Jade of which Siegel is the Trustee of QTIP, which is the managing general partner of Jade.
(v)	5,000 shares purchased on December 26, 2002 at $2,35 per share.
        QTIP and Jade acquired the shares of common stock of the Issuer as follows: (i)1,600,000 shares were acquired from the Issuer in exchange for 6,500,000 shares of preferred stock pursuant to an exchange agreement which was filed as Exhibit A to the Schedule 14A, filed with the Securities and Exchange Commission on October 6, 2000; and (ii) 156,125 shares were held by Jade prior to October 20, 1993, when QTIP became the successor managing general partner of Jade.

Item 4.  PURPOSE OF TRANACTION

  At this time, the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock. Consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the Reporting Persons Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. The Reporting Persons have made no determination regarding a maximum or minimum number of shares of Common Stock which they may hold at any point in time. The Reporting Persons have no present plans or proposals which would relate to or result in:
 (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
 (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
 (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
 (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
 (e) any material change in the present capitalization or dividend policy of the Issuer;
 (f) any other material change in the Issuers business or corporate structure;
 (g) changes in the Issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
 (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
 (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or
 (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5.  INTEREST IN SUECURITIES OF THE ISSUER

Item 5(a) The Reporting Persons beneficially own 1,949,133 shares of Common Stock, which includes 111,600 shares are options currently exercisable by Siegel, 80,308 held directly by Siegel, and 1,100 shares held by Siegel's son, or 43.6% of the 4,361,690 shares reported to be outstanding by the Issuer on the most recently filed
          Schedule 14A on July 29, 2002.
Item 5(b) Number of shares of which Siegel has:
          (i) sole power to vote or direct vote:  191,908
         (ii) shared power to vote or direct vote:  1,757,225
        (iii) sole power to dispose or direct disposal of:  191,908
         (iv) shared power to dispose or direct disposal of:  1,757,225

Item 5(b) Number of shares of which QTIP and Jade have:
          (i) sole power to vote or direct vote:  -0-
         (ii) shared power to vote or direct vote:  1,756,125
        (iii) sole power to dispose or direct disposal of:  -0-
         (iv) shared power to dispose or direct disposal of:  1,756,125

Item 5(c) During the past six months Siegel gifted a total of 2,500 shares of the Issuer and purchased 5,000 shares on the open market on December 26, 2002 at $2.35 per share.

CUSIP No. 5846 2R 505                                   Page 6 of 7


Item 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSER

   Siegel is the trustee of QTIP, which is the managing partner of Jade and has an employment agreement with the Issuer under which Siegel has obtained stock in lieu of cash compensation. The Reporting Persons and the Issuer entered into an exchange agreement under which the Reporting Persons acquired 1,600,000 shares of Common Stock (adjusted to reflect
   1 for 2.5 reverse stock split) in exchange for 6,500,000 shares of voting preferred stock.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1. Amended and Restated Siegel Family Revocable Trust*
Exhibit 2. Form of Todd E. Siegel's Employment Agreement*
Exhibit 3. Form of Non-Qualified Stock Option Agreement.*
Exhibit 4. JADE Partnership Agreement.**
Exhibit 5. Exchange Agreement.***
Exhibit 6. Joint Filing Agreement.

* Incorporated herein by reference to the Issuer's Form 10-K for the year ending March 31, 1995.
** Incorporated herein by reference to the original Schedule 13D filed on January 29, 1997.
*** Incorporated herein by reference to the Schedule 14A, filed on July 26, 2001.




Exhibits     Exhibit A  Joint Filing Agreement

CUSIP No. 5846 2R 505                                   Page 7 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2002


                                     /s/Todd E. Siegel
                                    ___________________________
                                    Todd E. Siegel


                                    JADE PARTNERSHIP

                                          /s/Todd E. Siegel
                                    By:________________________
                                       Todd E. Siegel, Trustee of
                                       the Siegel Family QTIP Trust,
                                       as Managing General Partner


                                    SIEGEL FAMILY QTIP TRUST

                                          /s/Todd E. Siegel
                                    By:_______________________
                                       Todd E. Siegel, Trustee


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




                                                         EXHIBIT 6.

                    JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities an amendment to Schedule 13D reporting each of the undersigneds ownership of shares of common stock of Medical Technology Systems, Inc., a Delaware corporation, and hereby affirm that such Amendment to Schedule 13D is being filed on behalf of each of the undersigned.

     IN WITNESS WHEREOF, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original for all purposes and all of which together shall constitute one and the same Agreement, and this Agreement may be effected by a written facsimile signature of each party.

Dated:  December 31, 2002


                                    JADE PARTNERSHIP

                                          /s/Todd E. Siegel
                                    By:________________________
                                       Todd E. Siegel, Trustee of
                                       the Siegel Family QTIP Trust,
                                       as Managing General Partner


                                    SIEGEL FAMILY QTIP TRUST

                                          /s/Todd E. Siegel
                                    By:_______________________
                                       Todd E. Siegel, Trustee


                                     /s/Todd E. Siegel
                                    ___________________________
                                    Todd E. Siegel